15th Floor, 1040 West Georgia Street
Vancouver, British Columbia V6E 4H1
Telephone: (604) 684-6365 Fax: (604) 684-8092

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting (the "Meeting") of Shareholders of Northern Dynasty Minerals Ltd. (the "Company") will be held at the 1500, 1055 West Georgia Street, Vancouver, British Columbia, on June 16, 2016 at 2:00 p.m., local time, for the following purposes:

1.	To receive the consolidated financial statements for the year ended December 31, 2015;

2.	To elect directors of the Company for the ensuing year;

3.	To appoint auditors for the ensuing year;

4.

To consider, and if thought advisable, to approve the Company’s Shareholder Rights Plan Agreement and its continuation for a three year period as described in the accompanying Information Circular; and

5.	To consider any permitted amendment to or variation of any matter identified in this Notice; and to transact such other business as may properly come before the Meeting or any adjournments thereof.

The Information Circular accompanying this notice contains details of matters to be considered at the Meeting. The Meeting will also consider any permitted amendment to or variation of any matter identified in this Notice and will transact such other business as may properly come before the Meeting or any adjournment thereof.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular.

Non-registered shareholders (beneficial shareholders) who plan to attend the Meeting must follow the instructions set out in the accompanying form of proxy or voting instruction form, and in the Information Circular to ensure that your shares will be voted at the Meeting. If you hold your shares in a brokerage account you are a non-registered (beneficial) shareholder.

DATED at Vancouver, British Columbia, May 18, 2016.

BY ORDER OF THE BOARD

/s/ Ronald Thiessen
Ronald Thiessen
President and Chief Executive Officer